SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K





                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934





                      As of and for the three months ended
                                 March 31, 2002

                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X                        Form 40-F
         --------------------                        --------------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No         X
   --------------------                       --------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

We, Polska Telefonia Cyfrowa Sp. z o.o., are a limited liability company organized under the laws of the Republic of Poland.

References to the ``10 3/4% Notes'' are to the 10 3/4% Senior Subordinated Guaranteed Discount Notes due July 1, 2007. The 10 3/4% Notes were issued in July 1997 by PTC International Finance B.V., a wholly-owned finance company subsidiary of ours organized under the laws of The Netherlands.

References to the ``11 1/4% Notes'' are to the 11 1/4% Senior Subordinated Guaranteed Notes due December 1, 2009. The 11 1/4% Notes were issued in November 1999 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

References to the ``10 7/8% Notes'' are to the 10 7/8% Senior Subordinated Guaranteed Notes due May 1, 2008. The 10 7/8% Notes were issued in May 2001 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

The 10 3/4% Notes, 11 1/4% Notes and 10 7/8% Notes (together, the ``Existing Notes'') are fully and unconditionally guaranteed by us on a senior subordinated basis. PTC International Finance B.V., PTC International Finance (Holding) B.V. and PTC International Finance II, S.A. do not file separate reports under the Securities Exchange Act of 1934 (the ``Exchange Act''). We have no other subsidiaries.

We publish our Financial Statements in Polish Zloty. In this quarterly report on Form 6-K (the ``Form 6-K''), references to ``Zloty'' or ``PLN'' are to the lawful currency of the Republic of Poland, references to ``U.S. dollars'', ``U.S.$'', ``USD'' or ``$'' are to the lawful currency of the United States of America, references to ``(euro)'' and ``Euro'' are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary Union. Our Financial Statements for the three months ended March 31, 2002 included in this Form 6-K have been prepared in accordance with International Accounting Standards (``IAS''), which differ in certain respects from generally accepted accounting principles in the United States (``U.S. GAAP'') (see Note 13 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 6-K has been prepared in accordance with IAS.

This report contains translations of Zloty amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this report as convenience translations could have been or could be converted from Zloty into U.S. dollars at these rates, or at any particular rate or at all. Unless otherwise indicated, all translations in this report of Zloty amounts into U.S. dollars are at the rate of $1 = PLN4.1321, the Fixing Rate announced by the Polish National Bank on March 29, 2002.





____________________________

Our registered office and our headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw, Poland; our telephone number is (+48.22.413.6000).

TABLE OF CONTENTS



Part I. Financial Information                                                  4


Item 1. Financial Statements                                                   4
Item 2. Management's Discussion and Analysis of Financial Condition
        and Results of Operations                                              4
Item 3. Quantitative And Qualitative Disclosures About Market Risks           19


Part II. Other Information                                                    25


Item 1. Legal proceedings                                                     25
Item 2. Material contracts                                                    26
Item 3. Business environment                                                  26


SIGNATURES                                                                    28

Part I. Financial Information



Item 1. Financial Statements

See "Financial Statements" attached to this form 6-K.



Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report on Form 6-K contains certain" forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition. Some forward looking statements may be identified by use of such terms as "believes", "anticipates", "intends", or "expects". These forward-looking statements relate to the plans, objective sand expectations of our future operations. In light of the risks and uncertainties inherent in all such projected operational matters, the inclusion of forward-looking statements in this report should not be regarded as a representation by us or any other person that our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this report as a result of numerous factors including among others, the following: (i) changes in customer rates per minute; (ii) foreign currency fluctuations; (iii) termination of certain service agreements or inability to enter into additional service agreements; (iv) inaccuracies in our forecast of traffic growth; (v) changes in or developments under domestic or foreign laws, regulations, licensing requirements or telecommunications standards; (vi) foreign political or economic instability;
(vii) changes in the availability of transmission facilities; (viii) loss of the services of key officers; (ix) loss of a customer which provides us with significant revenues; (x) highly competitive market conditions in the industry;
(xi) concentration of credit risk; (xii) availability of long-term financing; and availability and functionality of new technologies in both handsets and infrastructure. The foregoing review of the important factors should not be considered as exhaustive.



Operating Results

The following section should be read in conjunction with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 6-K. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Accounting Standards and U.S. GAAP, see Note 13 to the Financial Statements as of and for the three month periods ended March 31, 2002 and 2001. The financial data presented in accordance with International Accounting Standards included and discussed below as of and for the three month periods ended March 31, 2002 and 2001 have been derived from our unaudited Financial Statements.

Statement of Operations Data


                                                           Three months ended                Three months ended
                                                              March 31,2002                    March 31, 2001
                                              --------------------------------------------------------------------
                                              --------------------------------------------------------------------
                                                       $(1)                    PLN                   PLN
                                              --------------------------------------------------------------------
                                              --------------------------------------------------------------------
                                                     (in thousands, except subscriber and churn rate data)
                                              --------------------------------------------------------------------
                                              --------------------------------------------------------------------
International Accounting Standards                  (unaudited)            (unaudited)           (unaudited)
Net sales:

Service revenues and fees                                     259,721             1,073,195               928,421
Sales of telephones and accessories                            12,823                52,985                52,733
Total net sales                                               272,544             1,126,180               981,154
Cost of sales:
Cost of services sold                                       (108,043)             (446,445)             (377,773)
Cost of sales of telephones and accessories                  (58,332)             (241,036)             (241,618)
Total cost of sales                                         (166,375)             (687,481)             (619,391)
Gross margin                                                  106,169               438,699               361,763
Operating expenses:
Selling and distribution costs                               (33,036)             (136,507)             (158,897)
Administration and other operating costs                     (12,944)              (53,485)              (47,901)
Total operating expenses                                     (45,980)             (189,992)             (206,798)
Operating profit                                               60,189               248,707               154,965
Interest and other financial expenses, net                   (44,009)             (181,851)              (13,736)
Profit before taxation                                         16,180                66,856               141,229
Taxation charge                                               (3,540)              (14,626)               (4,511)
Net profit                                                     12,640                52,230               136,718

U.S. GAAP
Revenues                                                      272,598             1,126,402               981,386
Cost of sales                                               (165,867)             (685,380)             (607,014)
Operating expenses                                           (45,979)             (189,992)             (206,798)
Interest and other financial expenses, net                   (59,445)             (245,631)                64,686
Taxation charge                                               (1,738)               (7,181)               (3,936)
Net income/(loss) before cumulative effect                      (431)               (1,782)               228,324
on accounting changes and extraordinary item
Cumulative effect on the adoption of SFAS                           -                     -               (4,926)
133, net of tax
Extraordinary loss from 1997 Bank Credit                            -                     -               (7,288)
Facility financing costs write-off, net of
tax
Net income/(loss) after cumulative effect on                    (431)               (1,782)               216,110
accounting changes and extraordinary item
Other Financial and Operating Data
Adjusted EBITDA (IAS) (2)                                     115,398               476,836               324,455
Adjusted EBITDA (U.S. GAAP) (2)                               115,400               476,845               324,627
Net cash from operating activities                            100,735               416,249               358,426
Net cash used in investing activities                        (53,951)             (222,931)             (981,304)
Net cash from/(used in) financing activities                 (49,269)             (203,583)               815,715
Subscribers at end of period                                       NA             3,973,192             3,088,824
Monthly churn rate (%) (3)                                         NA                   2.0                   1.4


(1) Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 4.1321 per $1.00, the Fixing Rate announced by the National Bank of Poland on March 29, 2002. The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

(2) Adjusted EBITDA consists of profit (loss) before interest expense, income taxes, depreciation, amortization and foreign exchange gain (loss). Adjusted EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company's ability to service and incur debt. Adjusted EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company's profitability or liquidity.

(3) The churn rate is calculated as the average of the monthly churn rates in the relevant period. The monthly churn rate is calculated as the total number of voluntary and involuntary deactivations and suspensions during the relevant month expressed as a percentage of the average number of subscribers for the month (calculated as the average of the month end total number of subscribers and the total number of subscribers at the end of the previous month).

Balance Sheet Data


                                                                         At                         At
                                                                   March 31, 2002           December 31, 2001
                                                                                              (reclassified)
                                                            -----------------------------------------------------
                                                            -----------------------------------------------------
                                                                 $(1)            PLN               PLN
                                                            -----------------------------------------------------
                                                            -----------------------------------------------------
                                                                               (in thousands)
                                                            -----------------------------------------------------
                                                            -----------------------------------------------------
                                                              (unaudited)    (unaudited)       (unaudited)
International Accounting Standards

Long-term assets and deferred taxes                               1,547,078     6,392,681              6,376,728
Total assets                                                      1,749,571     7,229,404              7,217,453
Long-term   liabilities,   deferred  tax   liabilities  and
provisions                                                        1,273,345     5,261,589              5,350,528
Total liabilities                                                 1,495,332     6,178,864              6,221,708
Shareholders' equity                                                254,239     1,050,540                995,745

U.S. GAAP

Long-term assets                                                  1,542,269     6,372,810              6,419,219
Total assets                                                      1,798,888     7,433,186              7,470,922
Shareholders'  equity after cumulative effect on accounting
changes and extraordinary item                                      242,090     1,000,340                999,557


(1) Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 4.1321 per $1.00, the Fixing Rate announced by the National Bank of Poland on March 29, 2002. The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

Operating overview

PTC was formed in December 1995, and was awarded a 15-year non-exclusive GSM 900 License in February 1996 by the Polish Ministry of Communications. Thereafter, we commenced construction of our GSM network and, in September 1996, started offering services to our subscribers under the brand name Era GSM. Since that time, we have experienced rapid growth.

In August 1999, we were granted a GSM 1800 License, also on a 15-year non-exclusive basis. Our GSM 1800 License enabled us to substantially enhance our call volume capacity, particularly in major urban areas. We commenced services under our GSM 1800 License on March 1, 2000.

In December 2000, we were granted a UMTS License, on a 20-year non-exclusive basis. Our UMTS License will allow us to provide high-speed data and Internet services over our mobile network. On April 24, 2002, the President of URTiP (Office for Telecommunication and Post Regulation - :"OTPR") announced its long-awaited decision regarding the launch of UMTS services. According to the new decision all operators are required to launch UMTS services no later than January 1, 2005 and no earlier than January 1, 2004. Accordingly, coverage requirements have also been deferred and the operators are required to cover 20 percent of population by the end of 2005 (previously 2004) and 40 percent of the population by the end of 2008 (previously 2007)

We started our activity using the Era GSM brand name, which we changed, in March 2001, to Era to begin positioning it as a technology independent brand in advance of the UMTS launch. We also launched two sub-brands Era Biznes, for business customers, and Era Moja for private customers, as a follow up for the strategy change in November 2000. We also use Tak Tak brand for our pre-paid services, which we believe has become a synonymous for pre-paid products in Poland.



         The following table sets forth key business indicators:


                                                                    ---------------------------------------------
                                                                       Three months ended    Three months ended
                                                                         March 31, 2002        March 31, 2001
                                                                    ---------------------------------------------


Subscribers:

Gross subscribers additions....................................                      425,765             408,234
Churn  rate (monthly average) (%)..............................                          2.0                 1.4
Net subscriber additions.......................................                      197,540             285,844
Total subscribers..............................................                    3,973,192           3,088,824
Of which:
   Post-paid subscribers.......................................                    2,350,758           2,156,760
   Pre-paid subscribers........................................                    1,622,434             932,064
  Growth of total subscriber base in the preceding twelve months (%)
                                                                                        28.6                54.0
Traffic:
Average monthly minutes of use.................................                          139                 150
Average monthly number of SMSs.................................                           16                  11
Average monthly revenue per user ..............................                           92                 105
   Change from prior year (%)..................................                       (12.4)              (18.6)
Coverage of GSM cellular network in Poland:
   Geographical area covered (%)...............................                         95.9                94.7
   Population covered (%)......................................                         99.4                99.0


Financial Review

Factors Affecting Revenues

Overview

We are the largest GSM wireless telephony services provider in Poland with approximately 4.0 million subscribers, a 36.9% share of the total Polish wireless market and a 41.8% share of the post-paid market, in each case, as of March 31, 2002. Among wireless service providers in Poland, we believe that we lead the market in terms of the number of subscribers, revenues, EBITDA, network quality, backbone network and brand awareness. We have national GSM 900, GSM 1800 and UMTS Licenses granted by the Polish government. As of March 31, 2002, our GSM network covered approximately 95.9% of the geographic area of Poland, representing approximately 99.4% of the total Polish population. In addition, we have selectively rolled out GSM 1800 services, which allow us to increase capacity and to offer a seamless nationwide dual-band (GSM900/1800) service. To distribute our products and services, we use a network of 23 dealers with 847 points of sale and more than 500 Authorized Business Advisors, a direct sales force of 111 Business Advisors and a national network of our own 68 retail outlets.

Our revenues are in Zloty, while much of our cost of financing and some of our cost of sales is payable in Euro or U.S. dollars. The fluctuation of the exchange rate have an impact on our net profit line.

The main source of our revenue is airtime tariffs, consisting primarily of monthly service fees, and charges for calls that originate or terminate in our network (interconnect), including international calls that originate outside Poland and terminate in our network. Other significant revenue sources include service activation fees and revenues from the sale of telephones and accessories. Airtime tariffs include revenues from incoming and outgoing calls, a relatively small amount of charges for ``roaming'' calls and revenue from the usage of prepaid airtime cards. Airtime charges are paid by the initiators of calls, and when our subscribers travel outside Poland, they are also charged for the international and roaming charges on their incoming calls. We anticipate that, as our network and subscriber base grow and our business matures in coming years, airtime revenues, data services, GPRS access fees, SMS fees and monthly service fees will account for an increasing proportion of our total revenues, while the proportion of total revenues derived from sales of handsets and accessories, as well as new subscriber activation fees, will decrease.

Our revenues depend on the number of subscribers, call volume (incoming and outgoing) and tariff pricing. Our total number of subscribers is affected by the number of new subscriber activations and by our rate of churn. Continued subscriber and call volume growth will depend on a number of factors, including pricing and promotions (including handset replacement programs), as well as general economic and market conditions, the level of competition for obtaining new subscribers and the capacity and coverage of our network. We expect that average minutes of use and revenue per subscriber will fall as the cellular telephone penetration level in Poland increases. We believe that this trend has been accentuated over the last twelve-month period by the increase in our pre-paid subscriber base.

Contingent upon the availability of network infrastructure, equipment and handsets, we expect to widely offer UMTS services by 2005. Further, competition in the market may increase because the Polish Government announced that it may run a tender for a fourth mobile operator at some time in the future.

The higher data transmission rates of GPRS and UMTS in the air interface relative to GSM enables network operators to offer a broader range of services than is possible using GSM. We expect that these new services will appeal to the mass market over time but we can provide no assurance that this will be the case. In addition, the success of these new services would substantially depend on the availability of user-friendly handsets from handsets producers and our ability to identify and enter into agreements with content providers, content aggregators, applications service providers and mobile commerce partners to deliver such services to our subscribers. We believe that, if we are successful in these efforts, we may be able to reverse the downward trend in average revenue per user by replacing falling average voice revenues with revenues for use of data services, commissions received from mobile commerce partners and charges for advertising.

Subscriber Growth

New subscriber activations are driven by the success of marketing efforts and unmet demand for telecommunications services in Poland resulting from the growth of the Polish economy and low wireline penetration rates.

During the first quarter of 2002, we attracted approximately 426 thousand new gross subscribers, 4.3% more than in the first quarter of 2001. We increased our total net subscriber base by 28.6% to 3,973,192 subscribers as of March 31, 2002, from 3,088,824 subscribers as of March 31, 2001. As of March 31, 2002, our subscribers consisted of approximately 59.2% post-paid subscribers and 40.8% pre-paid subscribers. The proportion of gross additions selecting post-paid tariffs has declined gradually during last twelve months from approximately 59.8% in the first quarter of 2001 to 39.7% in the first quarter of 2002. We believe this trend is driven by the economic slowdown and changing pattern of preferences of our customers resulting in an increasing portion of pre-paid additions.

We estimate that the overall Polish wireless market grew by approximately 7.5% in the first quarter of 2002 to approximately 10.8 million subscribers, representing 27.8% market penetration.

During the last several quarters, the total Polish prepaid market grew much faster than the postpaid market with growth of 15.4% and 1.1% respectively in the three months ended March 31, 2002.

We  estimate  our  prepaid  and  postpaid  market  shares  at  31.6%  and  41.8%
respectively compared to 31.9% and 42.4% respectively at the end of 2001. The falling share of the postpaid market masks very satisfactory growth in our base of business customers over the quarter, helping postpaid ARPU and churn statistics. We are continuously focusing on customer value in the postpaid private segment and carefully assessing the profitability of our retention offers with the result that low ARPU customers are churning disproportionately.

Our subscriber base represents approximately 36.9% of the total wireless market, which continues to position us as the leader among wireless services providers in Poland. Through our higher than average exposure to postpaid subscribers and business customers, we believe that we will able to maintain a revenue market share estimated at 39.0%.

Churn Rate

``Churn'' refers to disconnected subscriptions, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to nonpayment of bills or suspected fraudulent use). We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period). Prior to December 2000, pre-paid subscribers were treated as having churned if they had not recharged their pre-paid coupons within a six month period. Since then, pre-paid subscribers have been treated as having churned if they have not recharged their pre-paid coupons within a twelve month period in line with the pre-existing stated policies of our competitors.

We seek to minimize voluntary customer churn by providing a high quality network, loyalty programs and extensive subscriber service at competitive prices. In order to better enable us to recover subscriber acquisition costs from churn, we require our subscribers who purchase services during promotional campaigns to pay a fee approximately equal to the discount on the full cost of their handset or activation fee, if they cancel their subscriber contract prior to the expiration of a minimum period (generally two years). We have also launched a loyalty program similar to airline mileage award programs which is based on minutes of airtime used by subscribers. Nevertheless, we believe that our success in subscriber retention or cost recovery measures will depend to a large extent upon competitive factors beyond our control. In particular, we believe that the tariff structure and minimum subscription period requirements implemented by our principal competitors will be a significant factor in our subscriber retention.

The average monthly churn rate in the first quarter of 2002, was 2.0% compared to 1.4% as an average in the first quarter of 2001. The average monthly churn rate for post-paid subscribers increased in the first quarter of 2002 to 2.5% compared to 1.9% in the corresponding period of 2001. The increase in churn rate in the first quarter of 2001 is primarily due to the fact that in the fourth quarter of 1999 and first quarter of 2000 we launched several attractive promotions which were the most successful in the Company's history in attracting new post-paid subscribers, a substantial portion of whom signed standard two year contracts with expiration dates during the first quarter of 2002. After the expiration of such contracts, customers had the option of leaving our network without the payment of additional fees. In order to minimize churn rate in this group of customers, we ran several loyalty and retention programs but we nonetheless recorded an increase in the churn rate for post-paid subscribers, which we believe was substantially caused by a portion of former low tariff subscribers selecting promotional offers of our competitors over our retention offers or switching to pre-paid plans.

The churn rate for pre-paid customers increased to 1.2% in the first quarter of 2002, compared to 0.1% in the corresponding quarter of 2001. This was primarily due to the change in the disconnection policy which took place in November 2000; extending the coupon validity to twelve months from six months in line with the practice of our competitors, which resulted in a six months disconnection-free period between December 2000 and May 2001. Our disconnections of pre-paid customers began to increase during the second quarter of 2001, as the disconnection-free period ended at the end of May 2001.

Subscriber Mix

Our revenues are affected by the mix between our post-paid and pre-paid subscribers. Post-paid subscribers generally have higher lifetime average subscriber values than pre-paid subscribers, as they tend to make a higher number of calls. The average monthly revenue generated by post-paid customer is on average 3.0 times higher than the revenue coming from pre-paid customer. The other strength of the post-paid market lies in the business segment with more sophisticated needs and even higher lifetime subscriber value.

Those advantages of having post-paid subscribers come at a higher cost to the operator, as they require high network capacity and drive additional expenses of billing, customer service and bad debts. Pre-paid subscribers also have their advantages, the most important ones being: acquisition costs are only approximately 17-20% of post-paid cost of acquisition, generating cheap-to-supply off-peak traffic, high unit profit margins per minute and no bad debts. The main draw-back of pre-paid customers is the weaker customer relationship and low traffic volumes giving a low contribution per customer to cover fixed costs.

Our subscriber base currently consists of 40.8% of pre-paid subscribers. We expect the number of its pre-paid subscribers to increase in the future, which may result in a continued decline in Average Revenue Per User Per Month (ARPU) in respect of voice services and limit our scope to increase profit margins further.

With the further popularization of GPRS-based services and the introduction of UMTS services we expect to be able to extend our presence in the market of "machine to machine" or telematic services. These services are tailored for business subscribers to enable their fixed assets or products to be connected to its network for the purpose of transmitting and receiving data that increases operating efficiency or improves product functionality.

Tariff Policy

We made no significant changes to our tariffs during the first quarter of 2002. We launched a set of new tariffs on November 15, 2000 to better suit the market needs. Tariff pricing, consisting of the rates we charge subscribers for airtime, monthly service and service activation, is significantly dependent on competitive factors. We offer eight post-paid tariff structures and two pre-paid tariff structures, with different airtime and monthly access charges catering to the usage patterns of different subscriber market segments. Airtime tariffs for domestic calls vary depending on the time of day a call is made, while tariffs for international calls vary according to the destination of the call. We charge separately for certain bundles of the value-added services offered, such as call waiting, short message service and data and facsimile transmission. We regularly run promotions in which our price for service activation, handsets or both have been reduced for the time of promotion period. However, our price level will depend on the level of competition in the Polish wireless telecommunications services market, the general level of Polish price inflation, other changes in factors affecting underlying costs, and increased competition from other technologies, including both cellular and other mobile telecommunications systems, as well as the availability within Poland of wireline telephones and any limitations on price increases imposed by regulators. Tariffs for inbound traffic are set by interconnect agreements with Telekomunikacja Polska S.A. ("TPSA"), Polkomtel S.A, PTK Centertel Sp. z o.o., El-Net Sp. z o.o., Netia and other fixed-line operators.

Minutes of Use

The average number of Minutes of Use ("MoUs") per month in the first quarter of 2002 was 139 compared to 150 in the corresponding quarter of 2001. The average number of MoUs per month was 187 minutes for post-paid subscribers and 64 minutes for pre-paid subscribers compared to 179 and 78, respectively in the first quarter of 2001.

We stimulate usage by bundling a number of free minutes into the monthly fee, which as a result has led to an increase in the number of MoUs used by post-paid customers. The decrease in the pre-paid usage is a result of the strong increase of the number of pre-paid customer base in last twelve months, leading to a dilution in the pre-paid subscriber base.

Short Message Services

The average number of SMS was 16 SMSs per subscriber per month in the first quarter of 2002 compared to 11 in the first quarter of 2001. The average monthly number of SMSs was 17 SMSs per post-paid subscriber and 15 SMSs per pre-paid subscriber compared to 11 and 10, respectively in the three months ended March 31, 2002.

The increase in the quarter was primarily due to increased awareness about SMS services among our subscribers and the success of our marketing and promotional campaigns.

We believe that the number of SMSs will increase in future, thereby increasing the portion of ARPU coming from data transmission.

Average Revenue Per User

For the quarter ended March 31, 2002 our overall monthly ARPU was PLN 92, a decrease from PLN 105 in the quarter ended March 31, 2001. The ARPU for post-paid customers and for pre-paid customers was PLN 130 and PLN 33 respectively, as compared to PLN 132 and PLN 37 for the first quarter of 2001. These decreases were the result of lower revenues per new user among PTC's postpaid subscribers following the introduction of promotional airtime rates together with dilution of average ARPU in the pre-paid segment as it grows strongly with successively lower ARPU from new users of mobile services.

Factors Affecting Expenditures

The principal components of our operating expenditures are cost of sales and operating expenses, the latter consisting of selling and distribution costs and administration and other operating costs.

Cost of Sales
Our cost of sales includes:

     o costs of equipment sold (principally handsets and related accessories that we sell to dealers and subscribers);

     o amortization and depreciation charges associated with licenses fees and fixed assets;

     o    other external services and network maintenance fees;

     o payments for the provision by third parties, principally TPSA, of leased lines between other operators' networks and our network, and also between elements of our network;

     o commission payments to the dealers and sales force associated with subscriber acquisition; and

     o payments to other operators, principally TPSA, for delivering calls that terminate outside our network.

We anticipate that, as our network and subscriber base grows and the business matures in coming years, the relative proportions of these expenses will shift away from the cost of merchandise sales and fixed asset amortization and depreciation charges, toward aggregate leased line and interconnection fees, which vary with call volumes.

Prior to the issuance in May 1997 of the Interconnect Decision, we incurred no interconnect fees since the operator of the network in which the call initiated was entitled to retain all of the amount charged for the call. The Interconnect Decision established a system of interconnect charges in which we pay TPSA for calls terminating in TPSA's network and TPSA pays for calls terminating in our network. Since the reciprocal charge system has been in place, the cost of fees payable by us have been more than offset by increases in revenue from interconnect fees for incoming calls. On November 30, 2001, the OTPR lowered, by an average of 67% mobile to fixed interconnection charges. The interconnection charges were set by the Ministry of Telecommunication in 1998, and then continuously negotiated with TPSA, however with no success. In 2001, we requested OTPR to regulate the interconnection rates between us and TPSA. The decision is the result of our efforts and benefits all three mobile operators.

To reduce dependence on TPSA, we have taken two actions. First, we have contracted with Ericsson to construct an SDH microwave backbone network in order to reduce the use of leased lines for GSM 900 and GSM 1800 operations. This backbone has been operational from January 2001, and we believe will continue to decrease the leased line expenses and our reliance on TPSA lines. We believe that the backbone network will reduce, but not eliminate, our need for leased lines and related fees, as our backbone network will not offer the complete geographic coverage of Poland that TPSA lines do, but rather will cover connections between areas of major population density and high call volume. Second, we have entered into interconnection agreements with Netia Telekom and El-Net and other alternative fixed-line providers, and we are actively pursuing agreements with other fixed-line providers to establish interconnect points throughout Poland.

Our GSM 900 License restricted us only to the use of lines leased from TPSA for our GSM 900 operations. Our GMS 1800 License contained no such restrictions. We successfully petitioned to amend the terms of such licenses to enable us to use other leased lines. Accordingly, we are able to connect components of our network and to interconnect with other cellular telephony providers in Poland without the use of leased lines from TPSA. However, we continue to interconnect solely with TPSA to provide international connections.

In connection with the development of our UMTS services, we will be incurring substantial start-up costs. Moreover, following the introduction of GPRS services in 2001 and expected introduction of UMTS services by the end of 2004, we expect to begin to incur significant additional costs of sales that we will incur in our efforts to increase average revenue per user through the provision of new enhanced data-based services. These new cost streams are expected to include, but may not be limited to, royalties and fees paid to content providers, payments to applications service providers (which may or may not include revenue sharing arrangements), increased costs of in-house product development and product marketing, increased depreciation for the enabling GPRS and UMTS network infrastructure and, from commercial launch, amortization charges for the UMTS License.

Operating Expenses
Our operating expenses consist of:

     o selling and distribution costs (other than fixed commissions to the dealers and sales force which acquire subscribers that are included in cost of sales), including advertising costs and provisions for doubtful debtors; and

     o administration and other operating costs, including external services and operations and staffing costs associated with headquarters and regional offices.



Results of Operations for the three months ended March 31, 2002 and 2001

Net Sales

Total net sales increased by approximately 14.8% to PLN 1,126.2 million in the three months ended March 31, 2002 from PLN 981.2 million in the three months ended March 31, 2001. Total net sales consist of service revenues or fees and sales of telephones and accessories.

Service Revenues and Fees. Service revenues and fees increased by 15.6% to PLN 1,073.2 million in the three months ended March 31, 2002 from PLN 928.4 million in the three months ended March 31, 2001. Service revenues and fees represented 95.3% of total net sales in the first quarter of 2002 compared to 94.6% in the corresponding period of 2001.

The increase of service revenues and fees in the three months ended March 31, 2002 compared to the three months ended March 31, 2001 was due primarily to an increase in the number of subscribers of approximately 28.6%. We believe that the substantial increase in our subscriber base was primarily due to the success of our marketing efforts in attracting new customers in a dynamic market over the last twelve months. This increase of service revenues and fees was partially offset by:

     o a decline in the average rate per minute of use as a result of our introduction of bundles of cheaper minutes and new tariff plans, our attraction of a higher percentage of pre-paid subscribers and, in order to stimulate data usage among our subscribers, the inclusion of a limited free SMS service in our monthly fee; and

Additionally, we were able to record revenues coming from international call originated outside Poland and terminated in our network, following the regulation issued by Office for Telecommunications Regulations on May 28, 2001. This regulation contributed 2.0% of total revenues in the three months ended March 31, 2002. This decision includes no rights to retrospective claims.

Sales of Telephones and Accessories. Revenues on sales of telephones and accessories increased by 0.5% to PLN 53.0 million in the three months ended March 31, 2002 from PLN 52.7 million in the three months ended March 31, 2001. Revenues on sales of telephones and accessories represented 4.7% of total net sales in the three months ended March 31, 2002, compared to 5.4% in the three months ended March 31, 2001. This increase in sales of telephones and accessories reflects an increasing proportion of pre-paid bundled packs among gross additions of subscribers.

As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that a substantial amount of our future net sales and substantially all positive gross margins will result from airtime revenues and monthly service fees rather than activation fees and the sale of handsets and accessories. We believe that discounts on the sale of handsets and accessories will continue to have a decreasing impact upon our results of operations as the proportion of gross additions to the existing subscriber base continues to fall.

Cost of Sales

Total cost of sales increased by 11.0% to PLN 687.5 million in the three months ended March 31, 2002 from PLN 619.4 million in the three months ended March 31, 2001. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

Cost of Services Sold. Costs of services sold increased by approximately 18.2% to PLN 446.4 million in the three months ended March 31, 2002 from PLN 377.8 million in the three months ended March 31, 2001.

     The increase in cost of services sold was primarily due to:

     o a 33.6% increase in depreciation and amortization charges to PLN 209.2 million in the three months ended March 31, 2002 from PLN 156.6 million in the first quarter of 2001;

     o an increase in wages and salaries of network support staff, which we include in cost of sales.

The increase in cost of services sold was partially offset by a 56.0% decrease in leased line expenses to PLN 10.9 million in the three months ended March 31, 2002 from PLN 24.8 million in the three months ended March 31, 2001. The decrease in leased line expenses is mainly a result of the expansion of our SDH backbone network and the resultant reduction in our use of leased lines.

Cost of Sales of Telephones and Accessories. Cost of sales of telephones and accessories decreased by PLN 0.6 million, or 0.2%, to PLN 241.0 million in the three months ended March 31, 2002 from PLN 241.6 million in the three months ended March 30, 2001. The decrease in the cost of telephones and accessories is the result of shift towards pre-paid among our gross additions offset partially by the commencement of retention program to subsidize replacement terminals for our high ARPU customers.

Gross Margin

Gross margin was PLN 438.7 million, or 39.0% in the three months ended March 31, 2002, compared to PLN 361.8 million, or 36.9% in the three months ended March 31, 2001 as a result of tight control over the costs.. The increase in gross margin in the three months ended March 31, 2002 compared to the three months ended March 31, 2001 was primarily due to the substantial increase in the net subscriber base during this period and the resulting economies of scale realized in the operation of our network and the delivery of services to our subscribers, together with a proportional fall in total acquisition costs relative to total cost of sales.

Operating Expenses

Operating expenses decreased by 8.1% to PLN 190.0 million in the three months ended March 31, 2002 from PLN 206.8 million in the three months ended March 31, 2001. Operating expenses consist of selling and distribution costs and administration and other operating expenses.

Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs decreased to 12.1% in the three months ended March 31, 2002 from 16.2% in the three months ended March 31, 2001. In absolute terms, selling and distribution costs decreased by 14.1% to PLN 136.5 million in the three months ended March 31, 2002 from PLN 158.9 million in the three months ended
March 31, 2001. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers.

The decrease in selling and distribution costs in absolute terms in the three months ended March 31, 2002 compared to the three months ended March 31, 2001 was primarily due to decrease in advertising costs.

Administration and Other Operating Costs. As a percentage of total net sales, administration and other operating costs were approximately 4.7% and 4.9% in the three months ended March 31, 2002 and 2001, respectively. Administration and other operating costs increased by approximately 11.7% to PLN 53.5 million in the three months ended March 31, 2002 from PLN 47.9 million in the three months ended March 31, 2001.

Operating Profit

Due to the above factors, operating profit was PLN 248.7 million and PLN 155.0 million for the three months ended March 31, 2002 and 2001, respectively, and operating margin was 22.1% and 15.8% in the three months ended March 31, 2002 and 2001, respectively.

Financial Expenses

Foreign exchange losses, interest expense and other financial losses resulted in a net financial expense of PLN 181.9 million in the three months ended March 31, 2002 compared to the net financial expense of PLN 13.7 million in the first quarter of 2001.

For the three months ended March 31, 2002, net interest expense was PLN 107.9 million, compared to PLN 117.6 million in the first quarter of 2001, mainly due to the decline in Zloty and Euro interest rates as well as stronger Zloty to Euro exchange rates reducing the Zloty equivalent of foreign currency interest payments.

We expect that interest expenses will continue to have a significant impact on net results due to our highly leveraged structure of financing.

The majority of our debt is denominated in foreign currencies. Accordingly, in Zloty terms, our financial expenses fluctuate as a result of changes in foreign exchange rates. The depreciation of the local currency against both Euro (2.3 percent) and U.S. dollar (3.7 percent) during the quarter, resulted in a net foreign exchange loss of PLN 116.6 million, compared to a net foreign exchange gain of PLN 83.8 million for the first quarter of 2001.

Net foreign exchange loss includes a loss of PLN 9.6 million that relates to realized transactions; and the remaining amount relates to the revaluation of financial assets and liabilities denominated in foreign currency.

We anticipate that foreign exchange losses or gains will continue to have a significant impact on our results.

During the quarter, we also recognized other financial gain net of PLN 42.6 million compared to other financial loss of PLN 24.6 million in the first quarter of 2001, resulting mainly from gains on the fair value valuation of forward contracts and derivatives embedded in our Notes, lease and other trade contracts.

Other financial gain net included a loss of PLN 6.6 million that relates to the realization of derivative transactions, mainly initiated to offset foreign currency exposures, and a gain of PLN 26.7 million relating to the fair value valuation of call options embedded in our Notes. The remaining part relates to the fair value valuation of other derivative instruments and forward contracts.

We are managing our foreign exchange and interest rate risks through a hedging policy, implemented early in 2000. The hedging policy is monitored and updated continuously.

Derivatives pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized as other financial expenses in our statements of operation. Changes in the foreign exchange currency spot and forward rates together with interest rates may impact our estimates of fair value in the future, potentially affecting our net income.

Profit before tax and taxation charge

The profit before taxation amounted to PLN 66.9 million for the three months ended March 31, 2002, compared to a profit before taxation of PLN 141.2 million for the three months ended March 31, 2001. For the three months ended March 31, 2002, we had a tax charge of PLN 14.6 million compared to a tax charge of PLN
4.5 million for the three months ended March 31, 2001.

In accordance with current interpretations of the Polish tax law, the cost of our GSM 900, GSM 1800 and UMTS Licenses are recorded for current tax purposes on a cash basis, and are the most significant component of the total deferred tax liability, net, of PLN 64.8 million as of March 31, 2002, as compared to a deferred tax liability, net, of PLN 52.1 million as of March 31, 2001.

Inflation

Inflation has not had a significant effect on our operations or financial condition during the three months ended March 31, 2002. Since launching services in 1996, we have not increased our tariffs as a result of the rate of inflation, while many of our costs, particularly labor costs, are inflation sensitive.

Liquidity and Capital Resources

We expect to have substantial liquidity and capital resources requirements as we continue to develop and expand our wireless business. We expect our principal requirements to consist of the following:

     o    capital   expenditures  for  existing  and  new  network   operations,
          including significant UMTS network build-out costs;

     o payment of license payables, including significant UMTS License payables;

     o    debt service requirements relating to existing debt; and

     o    UMTS start-up expenses.

Historically, our liquidity requirements have arisen primarily from the need to fund capital expenditures for the expansion of our business and for our working capital requirements. We expect to continue to incur substantial additional capital expenditures in order to expand and improve the quality of our network.

Sources of Financing
Primary sources of financing available to us consist of the following:

     o    cash flow from operating activities;

     o    financing from banks;

     o    financing from the issuance of Senior Subordinated Guaranteed Notes;

     o    vendor financing; and

     o    certain qualifying technical equipment, or QTE, leases.

On March 4, 2002 we entered into overdraft facility agreement with Deutsche Bank Polska. The facility totals Euro 5.0 million and is available till October 30, 2002. As of March 31, 2002, the facility was fully utilized.

As of March 31, 2002, the undrawn amount under the Bank Credit Facilities totaled (euro)412 million (which represents approximately 58.9% of the total Bank Credit Facilities). During the first quarter of 2002, we repaid PLN 254.0 million under the Bank Credit Facilities.

We expect to continue to rely upon these sources of liquidity and capital resources in the future. Under our current business plan, we expect that borrowings under the Bank Credit Facilities and under our various senior subordinated notes, together with future potential vendor financing, will provide  us with the  financing  we require  to fund our  operations.  We cannot assure, however, that we will not need additional financing or that such additional financing will be available on satisfactory and commercially acceptable terms or at all.

The need for additional financing, and capital expenditures required to further build out our GSM and UMTS networks, as well as our revenues and expenses involved in our operations will depend on a number of elements, including:

     o    our ability to meet build-out schedules;

     o    growth  in  our  market   penetration,   our  market   share  and  the
          effectiveness of our competitors in such markets;

     o    cost of new network equipment and maintenance of our networks;

     o    regulatory changes;

     o    currency exchange rate fluctuations;

     o    the availability and terms of vendor financing;

     o    changes in technology; and

     o    the availability of UMTS infrastructure and handsets.

As our capital expenditure and operating expenses are linked directly to our subscriber growth, our actual capital expenditure requirements and other cash operating needs may also increase if we add more new subscribers than expected. If our capital expenditure requirements and other cash operating needs were to increase, we may also need other additional financing. We cannot assure that any additional financing would be available on satisfactory and commercially acceptable terms or at all.

We may from time to time seek to retire certain outstanding debt obligations, which will require the approval of the senior lenders.

Cash Flow from Operating Activities

Net cash generated from operating activities was PLN 416.2 million in the three months ended March 31, 2002 compared to PLN 358.4 million in the three months ended March 31, 2001. Non-cash provisions and net non-operating items for the same periods were PLN 432.9 million and PLN 196.2 million, respectively. These principally reflect depreciation, amortization, charge to provisions and write-offs for doubtful debtors, foreign exchange losses/gains, changes in the fair value of financial instruments and interest expense resulting from business growth and expanded financial activities. In addition, net cash from working capital items was PLN 51.7 million in the three months ended March 31, 2002, compared to PLN 119.6 million in the three months ended March 31, 2001. The improving trend in operating cash flows reflects the increased profitability and margining of our business as our subscriber base grows and we are able to leverage economies of scale.

Cash Flow used in Investing Activities

Net cash used in investing activities was PLN 222.9 million in the three months ended March 31, 2002 compared to PLN 981.3 million in the same period of 2001. Payments to suppliers of tangible fixed assets, which consist primarily of network capital equipment used in the ongoing build-out of our GSM network, were PLN 182.9 million in the three months ended March 31, 2002 and PLN 478.9 million in the corresponding period of 2001. These amounts differ from the amount of gross additions to tangible fixed assets because of the impact of normal credit terms received from our infrastructure suppliers, and due to interest and foreign exchange gains and losses capitalization.

Capital Expenditure for Tangible Assets

The mobile communications industry is highly capital intensive, requiring significant capital to construct mobile telecommunications networks. Capital expenditures, reflecting additions to tangible assets, for the three months ended March 31, 2002 totaled approximately PLN 104.2 million, 66.0% less than in the previous year. The growth in subscribers numbers necessitates capital expenditures on the network infrastructure as well as on quality rollout activity, however an increasing proportion of pre-paid subscribers, who tend to call more often in the off-peak hours, enables us to improve our network utilization and decreases the need for new capital expenditures on network infrastructure.

Capital Expenditure for Intangible Assets

We had no license payments due during the first quarter of 2002. In the first quarter of 2001, we paid (euro)83 million for our UMTS License and the last installment of (euro)56.1 million for our GSM 900 License.

Cash Flow from and used in Financing Activities

Net cash used in financing activities was PLN 203.6 million in the three months ended March 31, 2002, compared to net cash from financing activities of PLN
815.7 million in the corresponding period of 2001. The 2002 amount reflects the partial repayment of the Bank Credit Facilities and the amount for 2001 reflects additional net proceeds from the Bank Credit Facilities partially utilized in 2001, offset by the repayment of 1997 Bank Credit Facility.

Capital expenditures future commitments

As a result of the UMTS network build-out, we expect that capital expenditures for our wireless network will continue to represent a significant portion of our total capital expenditures over at least the next few years and possibly longer, as we continue to expand network capacity and quality in order to improve our GSM services and launch UMTS services.

We expect our capital expenditures to total approximately PLN 6 billion between 2002 and 2005, of which approximately 50% is expected to relate directly to our UMTS network build-out costs.

We are required to pay the equivalent of (euro)16.7 million for the GSM 1800 License in the third quarter of 2002 and (euro)390 million for the UMTS License over the period from 2005 to 2022.

Item 3. Quantitative And Qualitative Disclosures About Market Risks

The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, Item 3 of this Form 6-K (if not otherwise stated) contains translations of:

     o certain U.S. dollar amounts into Zlotys at the rate of U.S.$1.00 = PLN 4.1321, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on March 29, 2002; and

     o    certain  Euro  amounts  into  Zlotys at the rate of  (euro)1.00  = PLN
          3.6036, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on March 29, 2002.

These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar or Euro amounts or could be, or could have been, converted into U.S. dollars or Euro at the rates indicated or at any other rate.

Qualitative Information About Market Risk

General Risk Management Procedures

The general goal of our Treasury Department is to obtain cost efficient funding for us and to identify, measure and, if necessary, hedge financial risk. The
Hedging Policy provides principles for our overall financial risk management. The Hedging Policy sets a framework within which hedging activity should be conducted. However, it allows some discretion in the precise hedging strategy to be adopted, to allow the Treasury Department to react to market conditions. Each year the Treasury Department prepares a Hedging Strategy according to the Hedging Policy, which is later submitted to the Management Board and Operating Parties. The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and Operating Parties based on the recommendations of the Risk Management Committee, consisting of the Director of Finance, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the Policy rests with the treasury function of our company. On the other hand, the Management Board and the Operating Parties must approve all actions taken to hedge translation risk.

Primary Market Risk Exposures

We are subject to market risk associated with fluctuations of foreign exchange rates and interest rates.

Foreign Exchange Risk

Foreign currency risk management is aimed both at minimizing the volatility of our cash flows in Zloty terms (arising from fluctuations in the exchange rate of the Zloty against other currencies) and at minimizing the adverse effect of movements in exchange rates on the earnings and value of the company in Zloty terms. The foreign exchange rate exposure may be either transaction exposure or translation exposure.

Transaction Exposure. Foreign exchange transaction exposure occurs when we have cash inflows or outflows in currencies other than Zloty. Our Treasury Department manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow (``Committed Exposures'') and those where there is some uncertainty about the amount and/or timing of the cash flow (``Uncommitted Exposures''). Hedging activities are undertaken on the basis of a rolling 12 month forecast provided by the Treasury Department and our business units. We normally seek to cover Committed Exposures in the range of such figures to be agreed by the Management Board and Operating Shareholders on at least annual basis, providing hedging can be obtained at acceptable cost. We may seek to cover individually identified Uncomitted Exposures providing they are in compliance with the Hedging Policy and constitute integral part of annually accepted hedging strategy.

Translation Exposure. Foreign exchange translation exposure occurs when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the Zloty against these currencies between reporting dates will result in a movement in the Zloty value of these items. The Management Board and Operating Parties must approve any action taken to hedge translation exposure.

We do not speculate in foreign currency. Speculation is defined as any action taken to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

The foreign exchange risk management transactions may be undertaken using the following instruments:

     o    forward and Non Deliverable Forward transactions;

     o    currency swaps;

     o    cross-currency interest rate swaps; or

     o    FX options.

Interest Rate Risk

We are exposed to interest rate risk related to interest payables and, to a smaller extent, to interest receivables on short term investments. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currency. Our interest bearing liabilities are based on fixed and floating interest rates.

Debt liabilities based on fixed interest rate are as follows:

     o    the 10 3/4% Notes for the total face value of U.S.$253,203,000

     o    the 11 1/4% Notes for the total face value of U.S.$150,000,000

     o    the 11 1/4% Notes for the total face value of(euro)300,000,000

     o    the 10 7/8% Notes for the total face value of(euro)200,000,000

Debt liabilities based on floating interest rate are our Bank Credit Facilities for the total bank commitments of (euro)700 million of which (euro)387.5 million is available in Zloty and (euro)312.5 million is available in other currencies. The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown.

The interest rate exposure consists of a risk of increasing short-term interest rates which would result in higher financing costs as well as a risk of decrease of short-term interest rates which may result in a decrease of returns on short-term investments. Interest rate exposure also arises from the possibility of decreasing long-term interest rates that would result in relative increase of financing costs versus market yields. We are protected against such a scenario by series of call options embedded into Existing Notes. In general, much more important to us is the impact of interest rate fluctuations on the financing costs than on revenues.

Our interest rate exposure is managed by:

     o    diversifying the maturity periods of investments and borrowings;

     o varying the proportions of our debt which bear interest on a fixed and a floating basis; and

     o varying the period of time for which the interest rate is fixed in respect to the Bank Credit Facilities.

In addition to the interest rate management tools described above we may, in line with our Hedging Policy, and with the consent of our Operating Parties, enter into the following interest rate hedging transactions:

     o    forward rate agreements (FRAs);

     o    interest rate swaps;

     o    interest rate options (caps, floors, collars).

In  the  first   quarter  of  2002,   we  entered  into  interest  rate  hedging
transactions. For the first time we decided to cover our interest rate exposure through 12 forward rate agreements.

Credit Risk

Commercial Credit Risk.

We operate in one industry segment, providing cellular telephone communication services. Substantially all of our trade debtors are Polish businesses and individuals. Further, we have established a network of dealers within Poland to distribute our products. The dealers share many economic characteristics, therefore receivables from each of these dealers present similar risks to us.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of subscribers comprising our customer base. Ongoing credit evaluations of our customers' financial condition are performed and generally, no collateral is required. We maintain provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. No single customer accounts for 10% or more of revenues, except for transactions with Telekomunikacja Polska S.A.

Financial Credit Risk.

There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by our Treasury Department. In order to minimize our risk we limit our counterparties to a sufficient number of major banks and financial institutions.

The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by our Treasury Department. The Treasury Department does not expect that we would be exposed to credit risk from our counterparties due to their high credit ratings.

Changes in Future Reporting Periods

In 2000, we implemented our Hedging Policy and engaged in our first hedging transactions. Our Treasury Department was focused on hedging short-term transactional exposure with use of forward and NDF instruments. In 2001 we increased the hedging coverage of short-term foreign currency transactional exposure and we started hedging transactional exposures related to long term financial  cash  flows.  In the  first  quarter  of 2002  we  started  to  hedge
short-term   interest  rate   exposure  with  use  of  forward  rate   agreement
transactions.

In 2002 we are focused on further limitation of foreign exchange and interest rate fluctuations in our financial results and cash flows. In order to complete this task we plan to spread the short-term transaction exposure hedging over the coming year while maintaining the hedge coverage of the long-term financial cash flows at least at its current level.

Quantitative Information about Market Risk

Interest Rate Risk

Our significant liabilities consist of the Bank Credit Facilities (which as of March 8, 2001, replaced the 1997 Bank Credit Facility), the Existing Notes, finance lease agreements and license fee payables. Our Bank Credit Facilities are based on variable interest rates and, consequently, it is the source of interest rate risk for us. At any time, a sharp rise in interest rates could have a material adverse impact upon our cost of working capital and interest expenses. No material changes have occurred that would impact our exposure to interest rate risk.

The drawn down portion of Bank Credit Facilities as at March 31, 2002 consisted of a Zloty tranche of PLN 924.6 million at the rate of WIBOR plus an agreed margin under the (euro)550 Million Bank Credit Facility and PLN 110 million at the rate of WIBOR plus an agreed margin under the (euro)150 Million Bank Credit Facility. The multicurrency tranche of any of the Bank Credit Facilities was not utilized. The floating interest rate is based on the appropriate WIBOR rates for the outstanding Zloty tranches, plus applicable margins in the case of both Bank Credit Facilities. The table below presents principal and interest payments on the Bank Credit Facilities as at March 31, 2002. For the purpose of the calculation of future debt cash flows, we used WIBOR rates as of March 31, 2002, plus an agreed margin. The weighted average interest rates computed do not consider the rate at which individual drawdowns of the facility will be refinanced. Each drawdown has a short-term maturity date and can be rolled over, subject to the annual schedule for the entire facility.

Principal and interest payments under the Bank Credit Facilities (in thousands of PLN)


(euro)550 Million Bank    2002       2003      2004      2005       2006    Thereafter    Total     Fair Value
Credit Facility                                                                                      03/31/02

Variable Rate           102,824    107,714   291,283   608,605    187,926          -   1,298,352      946,619(1)
(PLN)

                            Weighted Average Effective Interest Rate 11.65 %
(euro)150 Million Bank
Credit Facility
Variable Rate            10,370     13,167    13,167    13,167     29,314     96,150     175,335      110,495(1)
(PLN)

                            Weighted Average Effective Interest Rate 11.97 %


(1) Includes principal and interest accrued as of March 31, 2002.

The fair value of variable rate long-term debt presented in all tables normally equals to the carrying amount.

The fair value of fixed rate long-term debt presented in all tables is estimated using the expected future payments discounted at market rates except for publicly traded liabilities which are valued at market prices.

In order to reduce interest rate exposure arising from floating interest rate on PLN tranche of Bank Credit Facilities we entered in February 2002 into 12 forward rate agreement transactions each hedging interest payments on a nominal amount of PLN 100 million. These transactions cover part of the future interest payments during the interest period lasting from April 2002 to February 2003. Although the transactions were concluded in order to manage interest rate risk they are presented in accounting statements as held for trading purposes due to restrictive administrative regulations necessary for Hedge Accounting under IAS
39. As of March 31, 2002 all forward rate agreement transactions were opened and their fair value of PLN 1.3 million was presented under short-term investments and other financial assets in the balance sheet.

Foreign Currency Risk

As of March 31, 2002 approximately 78% of our total financing debt was denominated in foreign currencies (Euro and U.S. dollar). The total financing debt represents selected liabilities as presented in the Financial Statements including the Bank Credit Facilities, denominated in PLN, the 10 3/4% Notes, 11 1/4% Notes and 10?% Notes, which are denominated in U.S. dollars and Euros and a finance lease payable together with index swaps embedded in the lease contract, which are denominated in U.S. dollars. A significant proportion of our other liabilities is also denominated in foreign currencies. These include our liability to the Polish government for the GSM 1800 and UMTS Licenses which are linked to the Euro and payable in Zloty, liabilities to our suppliers of handsets and network equipment, which are generally denominated and/or linked to the Euro or the U.S. dollar. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these foreign currencies against the Polish Zloty.

In order to manage the volatility relating to our more significant short-term market risks (cash outflows), we entered into number of hedging transactions, including forward foreign currency exchange contracts, Non Deliverable Forward exchange currency contracts, foreign currency options and cross-currency interest rate swaps. A formalized risk management policy was implemented at the beginning of 2000 and describes the procedures and controls over executing these transactions. This policy also recommends natural hedging strategies such as changing the supplier invoicing currency to Zloty and increasing Zloty commitments in the Bank Credit Facilities. Under our current treasury risk management policy we do not speculate in foreign currencies, although, due to the administrative requirements imposed by IAS 39 to achieve Hedge Accounting, short-term hedging transactions are presented as derivative financial instruments which are held for trading purposes.

Foreign Currency Obligations

The table below summarizes, as at March 31, 2002 our foreign currency denominated long-term obligations together with short-term portions thereof, including their fair value together with accrued interest. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and the exchange rates applied for the calculation were PLN 4.1321 per U.S.$1.00 and PLN 3.6036 per (euro)1.00.

Principal and interest payments under foreign currency obligations (in thousands of PLN)


                             2002       2003       2004       2005       2006    Thereafter    Total    Fair Value
                                                                                                        03/31/02
Fixed interest rate (Euro)
GSM 1800 License            60,236          -          -          -          -           -     60,236      58,239
UMTS License                     -          -          -     54,054     54,054   1,297,296  1,405,404     378,497
10? Notes                   39,189     78,378     78,378     78,378     78,378     857,882  1,210,583     767,608
11 1/4Notes                121,622    121,622    121,622    121,622    121,622   1,445,946  2,054,056   1,175,272
Fixed interest rate (U.S.$)
10 3/4Notes                      -    112,472    112,472    112,472    112,472   1,158,732  1,608,620   1,044,671
11 1/4Notes                 69,730     69,730     69,730     69,730     69,730     829,005  1,177,655     673,572
Headquarters
Lease (1)                   24,262     33,320     34,320     35,349     36,410     310,724    474,385     227,312

Total                      315,039    415,522    416,522    471,605    472,666   5,899,585  7,990,939   4,325,171


(1)   Includes index swaps embedded in the lease contract.

Hedging Transactions

In 2001, we entered into seven cross-currency interest rate swaps hedging our foreign exchange risk exposure to changes in future cash flows arising from the future coupon payments on the Existing Notes for a total notional amount of
(euro)375 million and U.S.$200 million. The transactions were concluded in order to hedge 75% of the coupon payments on the 10?% Notes and the Euro portion of the 11 1/4% Notes and 50% of the coupon payments on the 10 3/4% Notes and the U.S. dollar portion of 11 1/4% Notes.

As of March 31, 2002, the fair value of cross currency interest swaps hedging a part of future interest payments on the Existing Notes amounted to a liability of PLN 125.1 million. In accordance with IAS 39 we applied Hedge Accounting to these transactions and, as the transactions were measured to be fully effective, we presented the negative fair value in the amount of PLN 94.4 million (net of deferred tax effect) as other reserve capital in equity. Additionally, PLN 1.8 million was transferred from equity to the statements of operations (as other financial expense) to match with hedged interests (as it affects the statements of operation).

Additionally, in 2001, we entered into 150 forward and Non Deliverable Forward transactions and two foreign currency options for total notional amount of
(euro)455 million and U.S.$50 million. Part of these transactions was concluded in order to hedge our short-term foreign currency cash flow exposures arising from payments for handsets purchases in 2002. We did not enter into any new forward transactions during the first quarter of 2002. As at March 31, 2002 we had 83 open forward and Non Deliverable Forward transactions for the notional amount of (euro)185 million and U.S.$50 million.

As we have not applied our Hedge Accounting to the forward and Non Deliverable Forward transactions, these contracts are valued in the balance sheet at their fair value calculated based on the market models. The fair value of open transactions as of March 31, 2002, amounted to a liability of PLN 64.9 million and they all were presented under current liabilities in our Financial Statements.

The  table  below  provides   information  about  foreign  currency   derivative
instruments as of March 31, 2002.

Derivative instruments subject to foreign exchange risk (in thousand PLN)

                                       2002       2003       2004       2005       2006    Thereafter    Total    Fair Value
                                                                                                                  03/31/02
Foreign currency forward contracts

Buy      Euro/sell                   (79,206)          -          -          -          -           -   (79,206)    (63,240)
PLN(1)
Buy  U.S.$/   sell                    (5,940)          -          -          -          -           -    (5,940)     (1,676)
PLN(1)
Total                                (85,146)          -          -          -          -           -   (85,146)    (64,916)
Cross currency interest rate swaps
Receive      fixed                   (19,340)   (39,011)   (39,403)   (38,885)   (39,471)    (36,023)  (212,133)    (87,726)
EUR,   pay   fixed
PLN(1)
Receive      fixed                    (4,703)   (20,902)   (21,232)   (20,927)    (9,333)     (9,382)   (86,479)    (37,399)
USD,   pay   fixed
PLN(1)
Total                                (24,043)   (59,913)   (60,635)   (59,812)   (48,804)    (45,405)  (298,612)   (125,125)


(1) Represents estimated cash inflows/outflows net from settlement of the contracts using current spot rates, not discounted.

The fair values of derivative financial instruments generally reflect the estimated amount that we would receive or pay to terminate the contract at the reporting date, thereby taking into account the current unrealized gains and losses of open contracts.

Other hedging activities

To reduce the level of foreign currency exposure resulting from the Notes, we placed in escrow accounts a portion of the net proceeds of the 11 1/4% Notes, which amounted to (euro)80.5 million and U.S.$39.0 million. As at March 31, 2002, the amounts remaining in the escrow accounts were (euro)16.8 million and U.S.$ 8.4 million. These amounts secure the interest payments due on the 11 1/4% Notes on June 1, 2002.

Options Embedded in the Existing Notes

All Existing Notes issued by our subsidiaries have embedded derivatives- options of issuer and holders. The issuer options are separated from host contracts and accounted for as derivatives.

The valuations of these options is done with the us by binominal model. The model is based on the backward induction methodology using the replication rules, stating that a portfolio of base instruments at their value can replace an option.

As of March 31, 2002, we recognized the fair value of options of PLN 109.6 million and presented them as long-term financial assets in the balance sheet.



Part II. Other Information

Item 1. Legal proceedings

Personal Data Protection

An investigation of our sales practices by the General Inspector of the Personal Data Protection's (GIODO) office was conducted in the fourth quarter of 1999. Although the post-control protocol report neither outlined a legal situation nor suggested changes, it did reveal that we require our subscribers to provide more identification than what the GIODO office generally believes is necessary. In our opinion, such documentation is necessary to verify the identity of our subscribers who enter into an extended agreement for telecommunications services, and also, to assist us in minimizing the risk of subscriber fraud. Together with other telecom operators in Poland, we submitted a proposal to the Ministry of Communications regarding changes to the existing law. The Ministry of Communications has not taken a position on the matter, nor has it responded to the proposal. On July 14, 2000, GIODO issued a decision in which it stated that all the transgressions of the existing law should be removed. On July 28, 2000, we appealed this decision by asserting that the GIODO's objections are groundless and filed a motion for further examination of the case. After the case was heard by the appellate court on September 21, 2000, the decision from July 14, 2000 was upheld. We appealed that decision to the Supreme Administrative Court on October 19, 2000. On December 11, 2001, The Supreme Administrative Court issued a decision in which it is stated that the decision from July 14, 2000 is valid.

Item 2. Material contracts

None

Item 3. Business environment

Business Overview

Polska Telefonia Cyfrowa Sp. z o.o., or PTC, which operates under the brand name of Era, was incorporated in 1995 by Elektrim, DeTeMobil and MediaOne. We are a company with limited liability organized under the laws of Poland. Our registered office is located at Al. Jerozolimskie 181, Warsaw, Poland. Our telephone number is +48.22.413.6000. We are governed by the provisions of the Polish Commercial Law, and are registered in the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, entry No. KRS 0000029159. We are authorized under our Formation Deed, our Polish law constitutive documents, to carry out telecommunications activities, in particular mobile telephony, data transmission, data communications, Internet - related services, and services connected with fixed-line telephony. We are also authorized under our Formation Deed to conduct industrial, trading and financial operations if they are directly or indirectly necessary to or supportive of the performance of our core business. We may establish branches and set up companies in Poland and abroad.

On February 23, 1996, the Minister of Post and Telecommunications issued us a license to provide telecommunications services based on the GSM standard within 900 MHz band, together with a permit to install and use a GSM 900 network. This network was launched six months later in August 1996 and services were offered in September 1996. On August 11, 1999, we obtained a license to provide telecommunications services based on the GSM standard within the 1800 MHz band. We launched our GSM 1800 network on March 1, 2000. On December 20, 2000 we obtained a Universal Mobile Telecommunications System, or UMTS, license, which is valid through January 1, 2023. In 2001, all three holders of the UMTS licenses asked for the postponement of the launch date to January 1, 2005. On April 24, 2002, the President of OTPR announced its long-awaited decision regarding the launch of UMTS services. According to the new decision all operators are required to launch UMTS services no later than January 1, 2005 and no earlier than January 1, 2004. Accordingly, coverage requirements have also been deferred and the operators are required to cover 20 percent of population by the end of 2005 (previously 2004) and 40 percent of the population by the end of 2008 (previously 2007).

At the end of February 2001 we changed our brand name from Era GSM to Era, to reflect the acquisition of our UMTS License in December 2000.

Recent Development of the Company

On March 4, 2002 we entered into overdraft facility agreement with Deutsche Bank Polska. The facility totals Euro 5.0 million and is available till October 30, 2002.


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

In late March 2002, BRE Bank, a leading Polish bank, announced that it was entering into a joint venture with the Dutch-based joint venture firm Eastbridge in order to acquire 49% of the shares of Elektrim Telekomunikacja that Elektrim currently owns. This announcement further stated that BRE Bank would look to consolidate its stake with the stake announced to be purchased by the consortium led by Citigroup Investments (discussed above) with a view to selling Elektrim Telekomunikacja to a third party. No further announcements have been made.

On April 24, 2002, the President of OTPR announced its long-awaited decision regarding the launch of UMTS services. According to the new decision all operators are required to launch UMTS services no later than January 1, 2005 and no earlier than January 1, 2004. Accordingly, coverage requirements have also been deferred and the operators are required to cover 20 percent of population by the end of 2005 (previously 2004) and 40 percent of the population by the end of 2008 (previously 2007)

During the first quarter of 2002, we launched several new services, including new games on the WAP and SMS platform as well as new information services (Winter Olympic Games). We also launched a new service called "Icons and ring-tones" through which subscribers are able to download a variety of background icons and ring tones to their mobile phones or send them as a present. We also introduced a new way to recharge the prepaid cards - through the credit card payment terminals used by different points of sales around the country. The payment for the recharge may be made or by credit cad nor in cash.


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

        SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)







By: /s/ Boguslaw Kulakowski
   -------------------------
Boguslaw Kulakowski, Director General







By: /s/ Martin Schneider
   ----------------------
Martin Schneider, Director of Strategy, Marketing and Sales









By: /s/ Jonathan Eastick
   ----------------------
Jonathan Eastick, Director of Finance







May 15, 2002



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